UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 29, 2021

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew First Quarter 2021 Trading Report”, dated April 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 29, 2021	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew First Quarter 2021 Trading Report

Delivering on our priorities with an encouraging start to 2021, guidance reinstated

29 April 2021

Smith+Nephew (LSE:SN, NYSE:SNN) trading report for the first quarter ended 3 April 2021.

Highlights1,2

●	Q1 revenue $1,264 million (2020: $1,134 million) up 11.5% on a reported basis and 6.2% on an underlying basis
o	Reported growth includes benefits of 3.4% from foreign exchange and 1.9% from acquisitions
o	Q1 included two more trading days than the equivalent 2020 period

●	All three global franchises returned to growth on a reported and underlying basis
o	Orthopaedics revenue up 1.6% underlying, with strong growth in Hip Implants and Trauma & Extremities offset by anticipated weaker performance in Knee Implants
o	Sports Medicine & ENT revenue up 10.4% underlying, driven by the return of elective surgeries in an outpatient setting
o	Advanced Wound Management revenue up 9.3% underlying, benefitting from improved commercial execution

●	Established Markets revenue was up 3.4% underlying, with US up 7.1% offset by a

-1.8% decline from Other Established Markets, mainly due to COVID impact in Europe

●	Emerging Markets revenue was up 21.8% underlying, with China rebounding strongly from COVID impact in prior year

Outlook

●	Full year 2021 guidance reinstated
o	Targeting underlying revenue growth in range of 10.0% to 13.0%; and
o	Trading profit margin in range of 18.0% to 19.0%
o	Guidance assumes improvement in conditions through the year, with surgery volumes largely unconstrained by COVID in second half

Roland Diggelmann, Chief Executive Officer, said:

“Our first priority for 2021 is to return to growth and recapture our pre-COVID momentum, and we are encouraged by our early progress through Q1. This was driven not only by surgery volumes moving towards more normal levels in many markets, but also the benefits from better commercial execution, acquired assets, and recent product launches.

“Looking ahead, there is improving visibility as vaccine programmes roll out and healthcare systems reopen. Our approach through 2020 to maintain investment is already demonstrating value and I look forward to seeing further evidence of this as the recovery continues.”

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call
An analyst conference call to discuss Smith+Nephew’s first quarter results will be held at 8.30am BST / 3.30am EDT on Thursday 29 April 2021, details of which can be found on the Smith+Nephew website at http://www.smith-nephew.com/results.

Notes

1.	All numbers given are for the quarter ended 3 April 2021 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2020 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Forward calendar

Results for the first half of 2021 will be released on 29 July 2021.

First quarter trading update

Our three priorities for 2021 build on the work undertaken and investments made in 2020 and are underpinned by our long-term Strategic Imperatives.

1.	Return to top-line growth and recapture momentum
2.	Deliver further operational improvement across the Group
3.	Continue to respond effectively to COVID

We are encouraged by our progress in the first quarter, returning to revenue growth, continuing our work to improve execution and efficiency, and protecting and supporting employees in COVID impacted locations.

Our first quarter revenue was $1,264 million (2020: $1,134 million), up 6.2% on an underlying basis. Reported revenue growth was 11.5% including a 3.4% benefit from foreign exchange (primarily due to movements in the Euro, Renminbi and Australian Dollar) and 1.9% benefit from acquisitions.

The first quarter comprised 64 trading days, two more than the equivalent period in 2020. Q1 2020 performance was impacted by COVID, especially in China and, towards the quarter end, in Europe and the US.

Consolidated revenue analysis for the first quarter

	3 April	28 March	Reported	Underlying	Acquisitions	Currency
	2021	2020	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	540	497	8.7	1.6	4.3	2.8
Knee Implants	212	230	-7.9	-10.3	-	2.4
Hip Implants	154	137	12.6	9.1	-	3.5
Other Reconstruction(ii)	25	21	21.0	17.7	-	3.3
Trauma & Extremities	149	109	36.3	12.0	21.7	2.6

Sports Medicine & ENT	373	328	13.7	10.4	-	3.3
Sports Medicine Joint Repair	198	172	15.2	12.0	-	3.2
Arthroscopic Enabling Technologies	146	126	15.5	11.7	-	3.8
ENT (Ear, Nose and Throat)	29	30	-2.2	-4.6	-	2.4

Advanced Wound Management	351	309	13.6	9.3	-	4.3
Advanced Wound Care	175	158	10.5	4.5	-	6.0
Advanced Wound Bioactives	116	91	27.2	26.7	-	0.5
Advanced Wound Devices	60	60	1.3	-3.2	-	4.5

Total	1,264	1,134	11.5	6.2	1.9	3.4

Consolidated revenue by geography
US	640	581	10.1	7.1	3.0	-
Other Established Markets(iii)	407	379	7.4	-1.8	0.5	8.7
Total Established Markets	1,047	960	9.0	3.4	1.9	3.7
Emerging Markets	217	174	24.9	21.8	2.1	1.0
Total	1,264	1,134	11.5	6.2	1.9	3.4

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Reconstruction includes robotics capital sales, the joint reconstruction business acquired from Brainlab and cement
(iii)	Other Established Markets are Australia, Canada, Europe, Japan and New Zealand

Overview of the first quarter

All three global franchises returned to growth in the quarter as we benefitted from our decision to maintain investment and prepare for when healthcare systems returned towards more normal levels of elective care.

Performance was strongest in Sports Medicine, driven by the return of elective surgeries in an outpatient setting, and Advanced Wound Management, where we are benefitting from improved commercial execution. In Orthopaedics good growth across the franchise continued to be offset by anticipated weaker performance in Knee Implants.

Geographically, revenue growth was 3.4% (9.0% reported) in our Established Markets and 21.8% (24.9% reported) in Emerging Markets.

In the Established Markets, the US delivered 7.1% revenue growth (10.1% reported). Revenue from our Other Established Markets declined by -1.8% (7.4% reported growth including 8.7% foreign exchange benefit primarily from movements in the Euro and Australian Dollar). We saw solid growth in Japan and Australia and the UK improved in the quarter. Most other European markets slowed in March as COVID infection rates rose again in the region.

The rebound in Emerging Markets included a strong performance from China against a weak comparator. Elsewhere there was a mixed picture with some markets improving while others, such as in LATAM, continued to be impacted by COVID-related restrictions.

Orthopaedics

We delivered revenue growth of 1.6% (8.7% reported) in our Orthopaedics franchise in the first quarter.

Knee Implants was down -10.3% (-7.9% reported) and Hip Implants was up 9.1% (12.6% reported). Knee performance continued to be impacted by the medical prioritisation of hip procedures, which are often more debilitating and more urgent, as well as changes in product mix. Hip Implants included a good performance from the REDAPT◊ Revision Hip System and the recently launched OR3O◊ Dual Mobility Hip System. We introduced new streamlined instrument sets for both hip and knee implants during the quarter and are on track to launch our cementless knee later this year.

Other Reconstruction revenue was up 17.7% (21.0% reported), driven by strong US robotic sales as we continue the roll out of our new handheld robotics platform, the CORI Surgical System.

In Trauma & Extremities revenue was up 12.0% (36.3% reported including 21.7% benefit from acquisitions) with the EVOS◊ Plating System and TRIGEN◊ INTERTAN◊ Intertrochanteric Antegrade Nail performing strongly. The commercial integration of the orthopaedic extremity business acquired from Integra at the start of the quarter is well underway, including training the Smith+Nephew salesforce on the new portfolio.

Sports Medicine & ENT

We delivered revenue growth of 10.4% (13.7% reported) from our Sports Medicine & ENT franchise.

Revenue in Sports Medicine Joint Repair was up 12.0% (15.2% reported), driven by procedural recovery across all categories except knee, where ligament and meniscal repair continued to be impacted by lower sport participation. We delivered a strong performance in shoulder repair with recent product launches adding to our Advanced Healing portfolio for rotator cuff repair.

Arthroscopic Enabling Technologies revenue was up 11.7% (15.5% reported), with good growth from our COBLATION◊ technologies and video portfolio. We continue to invest in our INTELLIO◊ Connected Tower Solution and announced the launch of the DOUBLEFLO◊ Inflow/Outflow Pump and 4KO◊ (Optimized) Arthroscopes and Laparoscopes in April.

ENT declined -4.6% (-2.2% reported). This is an improved performance over recent quarters driven by the restart of procedures in the APAC region, although this segment continued to be impacted by caution over restarting elsewhere and lower rates of ENT infections.

Advanced Wound Management

We delivered revenue growth of 9.3% (13.6% reported) from our Advanced Wound Management franchise.

Advanced Wound Care revenue was up 4.5% (10.5% reported) driven by good growth from our ALLEVYN◊ Life range of foam dressings. The benefits of improved commercial execution were offset by trading conditions in Europe, which remained under pressure as a result of COVID restrictions.

Advanced Wound Bioactives revenue was up 26.7% (27.2% reported) driven by strong sales of SANTYL◊, helped by the timing of shipment orders at the end of 2020, and good growth from the acquired skin substitute products GRAFIX◊ and STRAVIX◊.

Advanced Wound Devices revenue declined -3.2% (1.3% reported growth) as the impact of COVID in Europe offset growth from our negative pressure wound therapy portfolio in the US.

Outlook

Looking ahead, there is improving visibility as vaccine programmes roll out and healthcare systems adapt to managing COVID whilst increasing elective care capacity. As a result we are reinstating guidance for the full year.

We are targeting underlying revenue growth for 2021 in the range of 10.0% to 13.0%. On a reported basis this equates to a range of around 14.8% to 17.8%, with a foreign exchange benefit of 290bps based on exchange rates prevailing on 23 April 2021 and completed acquisitions adding around 190bps.

We expect our Hip Implants business to continue to outperform Knee Implants, our Sports Medicine & ENT franchise to perform strongly as markets recover, and for Advanced Wound Management’s growth trajectory to improve as commercial changes continue to deliver benefits.

Our 2021 trading profit margin guidance range is 18.0% to 19.0%. Consistent with our previous outlook, relative to 2019 (the year before COVID) we continue to anticipate a temporary headwind from the impact of reduced production volumes on gross margin as a result of COVID, as well as dilution of around 100bps from the increased investment in R&D and around 150bps from completed acquisitions. Foreign exchange will be an additional headwind of around 100bps.

The revenue and trading profit margin targets assume an improvement in conditions through the year, with surgery volumes largely unconstrained by COVID in the second half.

The tax rate on trading results for 2021 is expected to be in the range 18.0% to 19.0%, subject to any material changes to tax law or other one-off items.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 18,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.6 billion in 2020. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

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